EARLY EJACULATION STATISTICS

30%

ESTIMATED PREVALENCE OF PREMATURE EJACULATION (PE)

IN AN INTERNET-BASED SURVEY OF MALES

50%

REPORTED THAT THEY THINK THEY HAVE PE

78%

REPORTED HAVING POOR EJACULATORY CONTROL AT LEAST SOME OF THE TIME

AVERAGE TIME TO ORGASM DURING INTERCOURSE

7 MINUTES **13 MINUTES**

IMPACT ON MEN

>50% OF MEN EJACULATE BEFORE THEY WISH AND **33%** OF THESE CAUSES EMOTIONAL DISTRESS

DISTRESS

AVOIDANCE

FRUSTRATION

REDUCTION IN LEVELS OF:

- SEXUAL FUNCTIONING & ENJOYMENT
- SATISFACTION
- OVERALL QUALITY OF LIFE.
- SELF-ESTEEM
- CONFIDENCE

IMPACT ON WOMEN

46% OF WOMEN REPORT THAT DURATION IS AN IMPORTANT CONTRIBUTOR TO GOOD SEX.

23%

REPORTED THAT THE MAN'S PE HAD LED TO A RELATIONSHIP BREAKUP

52%

FEMALE PARTNERS OF MEN WITH PE REPORT ORGASMIC PROBLEMS

79%

REPORT PERSONAL SEXUAL PROBLEMS WHILE IN A RELATIONSHIP WITH A PE MAN

References

1. Prevalence, Characteristics and Implications of Premature Ejaculation/Rapid Ejaculation. Althof, SE. s.l.: The Journal of Urology, 2006, Vol. 175, pp. 842-848.

2. The Global Online Sexuality Survey (GOSS): The United States of America in 2011 Chapter III - Premature Ejaculation Among English-Speaking Male Internet Users. Shaeer, O. s.l. : Journal of Sexual Medicine, 2013, Vol. 10, pp. 1882-1888.

3. An Update of the International Society of Sexual Medicine's Guidelines for the Diagnosis and Treatment of Premature Ejaculation (PE). Althof, SE, et al. s.l. : Sexual Medicine, 2014, Vol. 2, pp. 60-90.

4. Self-reported Premature Ejaculation and Aspects of Sexual Functioning and Satisfaction. David Rowland, PhD, Michael Perelman, PhD,. s.l. : Journal of Sexual Medicine, 2004, Vol. 1, pp. 225-232.

5. 012 Average Time to Orgasm (TitOr) in Females during Heterosexual Penovaginal Intercourse. Bhat, G., Shastry, A. 6, s.l. : The Journal of Sexual Medicine, 2019, Vol. 16. S6.

6. A Multinational Population Survey of Intravaginal Ejaculation. Marcel D. Waldinger, MD, PhD, Paul Quinn, PhD, ‡ Maria Dilleen, MSc, Rajiv Mundayat, MSc, s.l. : Journal of Sexual Medicine, 2005, Vol. 2, pp. 492-497.

7. Waldinger, M. D., McIntosh, J., & Schweitzer, D. H. (2009). A five-nation survey to assess the distribution of the intravaginal ejaculatory latency time among the general male population. Waldinger, M. D., McIntosh, J., & Schweitzer, D. H. 10, s.l. : The Journal of Sexual Medicine, 2009, Vol. 6, pp. 2888-2895.

8. Women's ExperiencesWith Genital Touching, Sexual Pleasure, and Orgasm: Results From a U.S. Probability Sample of Women Ages 18 to 94. Debby Herbenicka, Tsung-Chieh (Jane) Fua, Jennifer Arterb, Stephanie A. Sandersc,. 2018, Vol 44, Journal of Sex & Marital Therapy, pp. 201-212.

9. Female Partner's Perception of Premature Ejaculation and Its Impact on Relationship Breakups, Relationship Quality, and Sexual Satisfaction. Andrea Burri, PhD, François Giuliano, MD, Chris McMahon, MD, and Hartmut Porst, MD s.l. : Journal of Sexual Medicine, 2014, Vol. 11, pp. 2243–2255.

10. Classification and definition of premature ejaculation. Arie Parnham1, Ege Can Serefoglu2. 4, s.l. : Translational Andrology and Urology, 2016, Vol. 5, pp. 416-423.

11. What Does Premature Ejaculation Mean to the Man, the Woman,. Alessandra Graziottin, MD and Stanley Althof, PhD. suppl 4, s.l. : Journal of Sexual Medicine, 2011, Vol. 8, pp. 304-309.

12. Prevalence, Characteristics, and Implications of Premature Ejaculation/Rapid Ejaculation. Althof, SE. s.l. : The Journal of Urology, 2006, Vol. 175, pp. 842-848.